SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

(Amendment No.__________)*

Webdigs, Inc.

(Name of Issuer)

Common Stock, $.001 par value

 (Title of Class of Securities)

94762T 10 7

 (CUSIP Number)

December 31, 2008

 (Date of Event Which Requires Filing of this Statement)

Check the  appropriate  box to  designate  the rule  pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

*
The  remainder  of this  cover  page  shall be filled  out for a  reporting person's  initial  filing on this form with respect to the subject class of securities,  and for any subsequent amendment containing  information which would alter the disclosures provided in a prior cover page.

The  information  required in the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the Notes).

CUSIP No. 94762T 10 7	13G	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSONS

Jesse Olson

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)  ☐
(b)  ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF	5.	SOLE VOTING POWER

SHARES		1,304,598

BENEFICIALLY	6.	SHARED VOTING POWER

OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER

REPORTING		1,304,598

PERSON	8.	SHARED DISPOSITIVE POWER

WITH		0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  1,304,598                  SHARES

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

 5.6%

12.	TYPE OF REPORTING PERSON*

IN

CUSIP No. 94762T 10 7	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

Webdigs, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

3433 West Broadway Street NE, Suite 501, Minneapolis, MN 55413

Item 2(a).	Name of Person Filing:

Jesse Olson

Item 2(b).	Address of Principal Business Office, or if none, Residence:

3433 West Broadway Street NE, Suite 501, Minneapolis, MN 55413

Item 2(c).	Citizenship:

Mr. Olson is a citizen of the United States.

Item 2(d).	Title of Class of Securities:

Common Stock, $.001 par value

Item 2(e).	CUSIP Number:

94762T 10 7

Item 3.	If This Statement is Filed Pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with ' 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with ' 240.13d-1(b)(1)(ii)(J), please specify the type of institution:  __________________.

CUSIP No. 94762T 10 7	13G	Page 4 of 5 Pages

Item 4.	Ownership.

Provide  the  following  information  regarding  the  aggregate  number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

1,304,598 SHARES

(b)	Percent of class:

5.6%

(Based upon 23,090,840 shares outstanding on February 13, 2009 as reported by the Issuer in its most recently filed Form 10K)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 1,304,598

(ii)	Shared power to vote or to direct the vote:0

(iii)	Sole power to dispose or to direct the disposition of: 1,304,598

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.
N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications.

(a) Not applicable

(b) Not applicable

(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2009	/s/ Jesse Olson
Jesse Olson